UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Membership of the Board of Directors Committees

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) hereby reports that the Board of Directors approved, during its session on September 11, 2015, the membership of its internal committees, as follows:

RISK AND AUDIT COMMITTEE

•	Roberto Steiner Sampedro
•	Horacio Ferreira Rueda
•	Jorge Pinzón Sánchez
•	Luis Fernando Ramírez A., financial-accounting expert in accordance with SOX Law requirements.

All of the above are Independent members of the Board of Directors.

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Minister of Finance and Public Credit
•	Minister of Mines and Energy
•	Roberto Steiner Sampedro
•	Horacio Ferreira Rueda
•	Jorge Pinzón Sánchez

COMPENSATION AND NOMINATION COMMITTEE

•	Minister of Finance and Public Credit
•	Minister of Mines and Energy
•	Carlos Alfredo Cure Cure
•	Luis Fernando Ramírez

BUSINESSES COMMITTEE

•	Minister of Mines and Energy
•	Minister of Finance and Public Credit
•	Carlos Alfredo Cure Cure
•	Joaquín Moreno Uribe
•	Horacio Ferreira Rueda

According to internal regulation, each Committee will appoint its president, who shall be an independent member of the Board of Directors.

Bogotá D.C., September 14, 2015

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 40 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Acting Investor Relations Director

María Catalina Escobar Hoyos

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Maria Fernanda Suarez
	Name:	Maria Fernanda Suarez
	Title:	Chief Financial Officer

Date: September 14, 2015